SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated June 8, 2020, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	03/31/2020	03/31/2019
Results of the period (nine-month period)	(4,187)	(13,442)
Attributable to:
Shareholders of the controlling company	(9,567)	(13,050)
Non-controlling interest	5,380	(392)

2. Other integral results of the period	in million ARS
	03/31/2020	03/31/2019
Other integral results of the period (nine-month period)	6,419	5,807
Attributable to:
Shareholders of the controlling company	(2,764)	712
Non-controlling interest	9,183	5,095

3. Total integral results of the period	in million ARS
	03/31/2020	03/31/2019
Total integral results of the period (nine-month period)	2,232	(7,635)
Attributable to:
Shareholders of the controlling company	(12,331)	(12,338)
Non-controlling interest	14,563	4,703

4. Equity details	in million ARS
	03/31/2020	03/31/2019
Share Capital	575	575
Treasury shares	4	4
Comprehensive adjustment of capital stock and of treasury shares	12,813	12,813
Additional paid-in capital	13,798	13,798
Premium for trading of treasury shares	74	74
Legal Reserve	460	460
Special Reserve (Resolution CNV 609/12)	8,925	8,925
Cost of treasury share	(152)	(172)
Changes in non-controlling interest	(5,694)	(4,597)
Reserve for share-based payments	192	213
Reserve for future dividends	1,606	1,606
Revaluation Surplus	100	102
Reserve for conversion	(2,348)	1,866
Special Reserve	9,863	67,795
Reserve for coverage instruments	(7)	19
Reserve for defined benefit plans	(294)	(356)
Other subsidiary reserves	(67)	112
Retained earnings	(11,138)	(36,062)
Shareholders’ Equity attributable to controlling company’s shareholders	28,710	67,175
Non-controlling interest	54,398	80,335
Total shareholder's equity	83,108	147,510

5. Adjustments of previous results	in million ARS
03/31/2020
Change in the valuation method of investment properties	(2,055)
Attributable to:
Shareholders of the controlling company	(1,239)
Non-controlling interest	(816)

Pursuant to Article 63 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 578,676,460 (including treasury shares) which is divided into 578,676,460 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each.

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 359,102,219 shares directly and indirectly (through Helmir S.A.), which represents 62.3% of the share capital (the treasury shares are subtracted). Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its registered office is Moreno 877, 23rd floor, Autonomous City of Buenos Aires, Argentina.

We also inform that on March 31, 2020, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 217,049,330 nominative non-endorsable ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each from the Company that represents 37.7% of the issued share capital.

As of March 31, 2020 there are no convertible options or negotiable obligations in circulation to acquire our shares.

Among the news of the period ended on March 31, 2020, the following can be highlighted:

■
Net Income for the nine-month period of 2020 registered a loss of ARS 4,187 million compared to a loss of ARS 13,442 million during the same period of 2019. This lower loss is mainly explained by the result from the deconsolidation of Gav-Yam, offset by lower results of the market valuation of Clal in the Israel operations center and net financial losses in Argentina.

■
Net income attributable to the controlling shareholder registered a loss of ARS 9,567 million compared to a loss of ARS 13,050 million in the nine-month period of 2019   ..

■
Adjusted EBITDA for the nine-month period of 2020 increased by 38.1% reaching ARS 20,993 million, ARS 5,168 million coming from the Argentina Business Center, which decreased 6.3%, and ARS 15,825 million from the Israel Business Center, which increased by 63.3%.

■
On March 20, as a consequence of the social, preventive and compulsory isolation decreed in Argentina due to the COVID-19 pandemic, hotels and shopping centers throughout the country were closed, working exclusively those stores dedicated essential activities such as pharmacies, supermarkets and banks. This negative impact will be reflected mainly in the Financial Statements for the fourth quarter of FY 2020 as it only affected 10 days of operations this quarter.

■
As a subsequent event, in May 2020, we issued notes in the local market for the amount of USD 65.8 million. Proceeds will be mainly used to refinance short term liabilities.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: June 8, 2020